KOKOMO ENTERPRISES INC.

(formerly Zab Resources Inc.)

(An Exploration Stage Company)

Financial Statements

December 31, 2008 and 2007

(Canadian Dollars)

Index

Page

Report of Independent Registered Public Accounting Firm

1

Financial Statements

Balance Sheets

2

Statements of Operations

3

Statements of Stockholders’ Equity

4

Statements of Cash Flows

5

Notes to Financial Statements

6 - 36

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE STOCKHOLDERS OF KOKOMO ENTERPRISES INC.

(formerly Zab Resources Inc.)

(An Exploration Stage Company)

We have audited the balance sheets of Kokomo Enterprises Inc. (formerly Zab Resources Inc.) (an exploration stage company) as at December 31, 2008 and 2007 and the statements of operations, stockholders’ equity and cash flows for the years ended December 31, 2008, 2007 and 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (“PCAOB”) in the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and 2007 and the results of its operations and its cash flows for the years ended December 31, 2008, 2007 and 2006 in accordance with Canadian generally accepted accounting principles.

“Smythe Ratcliffe LLP” (signed)

Chartered Accountants

Vancouver, Canada

April 29, 2009

COMMENTS BY AUDITORS FOR US READERS ON CANADA-US REPORTING DIFFERENCES

In the United States, reporting standards of the PCAOB for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in note 2 to the financial statements. Our report to the shareholders dated April 29, 2009 is expressed in accordance with Canadian reporting standards, which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

“Smythe Ratcliffe LLP” (signed)

Chartered Accountants

Vancouver, Canada

April 29, 2009

KOKOMO ENTERPRISES INC.

(formerly Zab Resources Inc.)

(An Exploration Stage Company)

Balance Sheets

December 31

(Canadian Dollars)

	2008	2007

Assets
Current
Cash and cash equivalents (note 5)	$3,357	$18,461
Marketable securities (note 6)	3,250	983,321
Other receivables	8,250	14,672
Mineral exploration tax credit receivable	7,178	0
Receivable from related party (note 9)	0	71,722

Total Current Assets	22,035	1,088,176
Mineral Property Interests (notes 7 and 9)	212,859	378,369
Reclamation Deposits (note 5)	10,000	10,000

Total Assets	$244,894	$1,476,545

Liabilities
Current
Accounts payable and accrued liabilities	$72,186	$287,683
Payable to related parties (note 9)	31,427	27,729

Total Liabilities	103,613	315,412

Stockholders’ Equity
Capital Stock (note 8)	23,006,115	23,004,615
Contributed Surplus	432,197	432,197
Accumulated Other Comprehensive Loss	(1,251)	(491,660)
Deficit	(23,295,780)	(21,784,019)

Total Stockholders’ Equity	141,261	1,161,133

Total Liabilities and Stockholders’ Equity	$244,894	$1,476,545

Going Concern (note 2)

Commitment (note 13)

Subsquent Events (note 15)

On behalf of the Board:

“Bedo H. Kalpakian”

.....................................................................  Director

Bedo H. Kalpakian

“J.W. Murton”

.....................................................................  Director

J.W. Murton

See notes to financial statements.

KOKOMO ENTERPRISES INC.

(formerly Zab Resources Inc.)

(An Exploration Stage Company)

Statements of Operations

Years Ended December 31

(Canadian Dollars)

	2008	2007	2006

Expenses
Management fees (note 9(b))	$360,000	$360,000	$360,000
Legal, accounting and audit	56,775	89,672	70,953
Office and miscellaneous (note 9(j))	39,254	37,132	10,407
Salaries and benefits	32,161	54,163	67,817
Finance, interest and foreign exchange	10,726	4,381	2,166
Regulatory and transfer fees	10,152	11,367	7,766
Shareholder communication	4,921	2,690	4,409
Rent (note 9(j))	3,600	4,000	6,000
Telephone, travel, meals and entertainment	3,528	1,309	8,128
Mineral license fees	2,140	2,036	2,139
Directors’ compensation (note 8(d))	0	208,547	0
Directors’ fees (note 9(e))	0	15,006	30,012
Amortization	0	0	820

Loss Before Other Items and Income Taxes	(523,257)	(790,303)	(570,617)

Other Items
Gain on sale of mineral property interest (note 7)	54,500	0	0
Interest income	605	822	496
Gaming royalties (notes 3(k) and 9(c))	0	0	219,160
Write-down of furniture and equipment	0	(3,671)	0
Unrealized loss on marketable securities	0	0	(1,058,892)
Write-down of mineral properties (note 7)	0	(15,428)	(4,857)
Sale of three card games software (note 9(d))	0	0	2,401,200
Realized gain (loss) on sale of securities, net (note 9(d))	(1,043,609)	109,454	(64,846)

	(988,504)	91,177	1,492,261

Income (Loss) Before Income Taxes	(1,511,761)	(699,126)	921,644
Future Income Tax (Expense) Recovery (note 11)	0	22,960	46,062

Net Income (Loss) for Year	$(1,511,761)	$(676,166)	$967,706

Basic Earnings (Loss) Per Common Share	$(1.38)	$(0.73)	$1.25
Diluted Earnings (Loss) Per Common Share	$(1.38)	$(0.73)	$1.25

Weighted Average Number of Common Shares Outstanding (note 8(e))	1,093,301	927,406	769,646

See notes to financial statements.

KOKOMO ENTERPRISES INC.

(formerly Zab Resources Inc.)

(An Exploration Stage Company)

Statements of Stockholders’ Equity

Years Ended December 31

(Canadian Dollars)

	Capital Stock		Deficit	Contributed Surplus	Accumulated Other Comprehensive Loss	Total Stockholders’ Equity
	Common Shares	Amount

Balance, December 31, 2005	756,212	$ 22,680,846	$ (22,075,559)	$ 213,850	$ 0	$ 819,137
Net income for year	0	0	967,706	0	0	967,706
Shares issued for cash
Private placement flow-through common shares	48,000	60,000	0	0	0	60,000
Exercise of flow-through warrants	75,000	75,000	0	0	0	75,000
Income tax effect of flow-through share renouncement	0	(46,062)	0	0	0	(46,062)

Balance, December 31, 2006	879,212	22,769,784	(21,107,853)	213,850	0	1,875,781

Net loss for year	0	0	(676,166)	0	0	(676,166)
Other comprehensive loss
Unrealized loss on available-for-sale securities	0	0	0	0	(491,660)	(491,660)

Total comprehensive loss						(1,167,826)

Shares issued for cash
Private placement, net of issue costs	120,000	140,625	0	0	0	140,625
Exercise of flow-through warrants	16,000	20,000	0	0	0	20,000
Private placement flow-through common shares	48,000	60,000	0	0	0	60,000
Shares issued for non-cash
Shares issued for debt settlement	29,733	37,166	0	0	0	37,166
Income tax effect of flow-through share renouncement	0	(22,960)	0	0	0	(22,960)
Stock-based compensation	0	0	0	218,347	0	218,347

Balance, December 31, 2007	1,092,946	23,004,615	(21,784,019)	432,197	(491,660)	1,161,133

Net loss for year	0	0	(1,511,761)	0	0	(1,511,761)
Other comprehensive income (loss)
Unrealized loss on available-for-sale securities	0	0	0	0	(1,251)	(1,251)
Adjustment to accumulated other comprehensive loss for sale of available for sale securities	0	0	0	0	491,660	491,660

Total comprehensive loss						(1,021,352)

Shares issued for mineral property interest	2,000	1,500	0	0	0	1,500

Balance, December 31, 2008	1,094,945	$23,006,115	$(23,295,780)	$432,197	$(1,251)	$141,281

See notes to financial statements.

KOKOMO ENTERPRISES INC.

(formerly Zab Resources Inc.)

(An Exploration Stage Company)

Statements of Cash Flows

Years Ended December 31

(Canadian Dollars)

	2008	2007	2006

Operating Activities
Net income (loss)	$(1,511,761)	$(676,166)	$967,706
Items not involving cash
Realized loss (gain) on sale of securities	1,043,609	(109,454)	64,846
Gain on sale of mineral property interest	(54,500)	0	0
Amortization	0	0	820
Stock-based compensation	0	218,347	0
Unrealized loss on marketable securities	0	0	1,058,892
Write-off of mineral properties	0	15,428	4,857
Sale of three card games software	0	0	(2,401,200)
Write-off of furniture and equipment	0	3,671	0
Future income tax expense (recovery)	0	(22,960)	(46,062)

	(522,652)	(571,134)	(350,141)
Changes in non-cash working capital (note 10)	(202,243)	41,056	133,371

Cash Used in Operating Activities	(724,895)	(530,078)	(216,770)

Financing Activity
Issue of common shares, net of issue costs	0	220,625	135,000

Investing Activities
Proceeds on sale of marketable securities	431,371	209,971	93,059
Investment in mineral property interest	(21,580)	(67,971)	(97,037)
Option payments received for mineral property	250,000	128,770	65,000
Proceeds on sale of mineral property interest	50,000	0	0
Reclamation deposits	0	0	(7,000)
Purchase of marketable securities	0	0	(90,000)

Cash Provided By (Used in) Investing Activities	709,791	270,770	(35,978)

Net Outflow of Cash	(15,104)	(38,663)	(117,748)
Cash and Cash Equivalents, Beginning of Year	18,461	57,144	174,892

Cash and Cash Equivalents, End of Year	$3,357	$18,461	$57,144

Supplemental Information (note 10)

See notes to financial statements.

KOKOMO ENTERPRISES INC.

(formerly Zab Resources Inc.)

 (An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2008 and 2007

(Canadian Dollars)

1.

NATURE OF OPERATIONS

The Company was incorporated on August 24, 1984 in British Columbia, Canada.  The principal business of the Company is the acquisition, exploration and, if warranted, the development of natural resource properties.

The Company had an investment in software for online gaming, which it sold during 2006. All the revenues to that date were derived from this investment.

On March 19, 2007, the Company changed its name from Bronx Ventures Inc. (“Bronx”) to Zab Resources Inc. The Company then subdivided its capital stock on a 1 (old) share for 50 (new) shares basis.  As a result, the shares of Bronx were de-listed from trading and the shares of Zab Resources Inc. commenced trading on the OTC Bulletin Board in the USA under the symbol “ZABRF” on March 22, 2007.

Effective November 28, 2007, the common shares of the Company have been listed for trading on the Canadian National Stock Exchange (“CNSX”) (formerly Canadian Trading and Quotation System (CNQ)) under the trading symbol “ZABK”.  On October 17, 2008, the Company’s CNSX symbol was changed to “ZAB” pursuant to the CNSX adopting a three character symbol format.

On April 16, 2009, the Company changed its name from Zab Resources Inc. (“Zab”) to Kokomo Enterprises Inc. (“Kokomo”), and the Company consolidated its capital stock on the basis of 25 (old) shares of Zab for 1 (new) share of Kokomo.  As a result, the shares of Zab were de-listed from trading and the shares of Kokomo commenced trading in Canada on the CNSX under the symbol “KKO”, and in the U.S.A. the shares of Kokomo commenced trading on the OTC Bulletin Board under the symbol “KKOEF”.  The Cusip number of the Company’s common shares is 500323100.

Effective June 26, 2008, the Company has been registered extra-provincially under the Corporations Registration Act in the Province of Nova Scotia, Canada.

2.

GOING CONCERN

These financial statements have been prepared on the basis of accounting principles applicable to a "going concern", which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

Several adverse conditions cast substantial doubt on the validity of this assumption.  With the exception of the fiscal years ended 2006 and 2005, the Company has incurred significant operating losses over the past two fiscal years (2008 - $1,511,761; 2007 - $676,166;), has a deficit of $23,295,780 (2007 - $21,784,019), limited resources, no sources of operating cash flow and no assurances that sufficient funding will be available to continue operations for an extended period of time. The Company is in the exploration stage and, accordingly, has not yet commenced revenue-producing operations. In addition, the Company’s only source of revenue was sold during 2006, and it has periodically had a working capital deficiency.

The application of the going concern concept is dependent upon the Company’s ability to satisfy its liabilities as they become due and to obtain the necessary financing to complete the exploration and development of its mineral property interests, the attainment of profitable mining operations, or the receipt of proceeds from the disposition of its mineral property interests. Management is actively engaged in the review and due diligence on opportunities of merit in the mining sector and is seeking to raise the necessary capital to meet its funding requirements. There can be no assurance that management’s plan will be successful.

See notes to financial statements.

KOKOMO ENTERPRISES INC.

(formerly Zab Resources Inc.)

 (An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2008 and 2007

(Canadian Dollars)

2.

GOING CONCERN (Continued)

If the going concern assumption were not appropriate for these financial statements then adjustments would be necessary in the carrying value of assets and liabilities, the reported expenses and the balance sheet classifications used. Such adjustments could be material.

3.

SIGNIFICANT ACCOUNTING POLICIES

(a)

Basis of presentation

These financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and the Company’s functional and reporting currency is the Canadian dollar.

(b)

Use of estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates made in the preparation of these financial statements include valuation of marketable securities, mineral properties assessments for impairment, accrued liabilities, assumptions for the determination of fair value of stock-based compensation, rates of amortization for equipment and determination of valuation allowance for future income tax assets. Management believes the estimates are reasonable; however, actual results could differ from those estimates and could impact future results of operations and cash flows.

(c)

Financial instruments

All financial assets and liabilities are recognized when the Company becomes party to the contract creating the item. All financial instruments are classified as one of the following: held-to-maturity, loans and receivables, held-for-trading, available-for-sale or other financial liabilities. The Company classifies its debt and marketable equity securities into held-to-maturity, trading or available-for-sale categories. Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Debt securities for which the Company does not have the intent or ability to hold to maturity are classified as available-for-sale. Held-to-maturity securities are recorded as either short-term or long-term on the balance sheet based on contractual maturity date and are stated at amortized cost. Marketable securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and are reported at fair value, with unrealized gains and losses recognized in earnings. Debt and marketable equity securities not classified as held-to-maturity or as trading are classified as available-for-sale and are carried at fair market value, with the unrealized gains and losses, net of tax, included in the determination of comprehensive income (loss) and reported in stockholders’ equity.

See notes to financial statements.

KOKOMO ENTERPRISES INC.

(formerly Zab Resources Inc.)

 (An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2008 and 2007

(Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(c)

Financial instruments (Continued)

On January 1, 2008, the Company adopted the following provisions of the Canadian Institute of Chartered Accountants’ (“CICA”) Handbook sections.  There was no material impact on the Company’s financial condition or operating results as a result of the adoption of these new standards:

(i)

Section 3862 – Financial Instruments – Disclosures, which replaces Section 3861 and provides expanded disclosure requirements that provide additional detail by financial asset and liability categories.

(ii)

Section 3863 – Financial Instruments – Presentation, to enhance financial statement users’ understanding of the significance of financial instruments to an entity’s financial position, performance and cash flows.

(iii)

Section 1535 – Capital Disclosures, which establishes standards for disclosing information about an entity’s capital and how it is managed.  Under this standard, the Company will be required to disclose the following:

•

qualitative information about its objectives, policies and procedures for managing capital;

•

summary quantitative data about what it manages as capital;

•

whether during the period it complied with any externally imposed capital requirement to which it is subject; and

•

when the Company has not complied with such externally imposed capital requirements, the consequences of such non-compliance.

(iv)

Section 1400 – General Standards of Financial Statement Presentation, to include requirements for management to assess and disclose an entity’s ability to continue as a going concern.

(d)

Comprehensive income

Effective January 1, 2007, the Company adopted Section 1530, “Comprehensive Income”, which establishes standards for presentation and disclosure of comprehensive income. Comprehensive income is the overall change in the net assets of the Company for a period, other than changes attributable to transactions with stockholders. It is made up of net income and other comprehensive income. Other comprehensive income consists of unrealized gains and losses that under GAAP are required to be recognized in a period but excluded from net income for that period. The Company has included a comprehensive income (loss) calculation in the statement of stockholders’ equity.

(e)

Cash and cash equivalents

Cash and cash equivalents include cash and highly liquid investments that on demand are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value and with maturities of 90 days or less when purchased. Cash equivalents are held for the purpose of meeting short-term cash commitments rather than for investing or other purposes.

See notes to financial statements.

KOKOMO ENTERPRISES INC.

(formerly Zab Resources Inc.)

 (An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2008 and 2007

(Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(f)

Mineral property interests

The Company capitalizes all costs related to investments in mineral property interests on a property-by-property basis.  Such costs include mineral property acquisition costs and exploration and development expenditures, net of any recoveries.  Costs are deferred until such time as the extent of mineralization has been determined and mineral property interests are either developed, the property is sold or the Company’s mineral rights are allowed to lapse.

All capitalized costs are reviewed, on a property-by-property basis, to consider whether there are any conditions that may indicate impairment.  When the carrying value of a property exceeds its net recoverable amount (as estimated by quantifiable evidence of an economic geological resource or reserve or by reference to option or joint venture expenditure commitments) or when, in the Company’s assessment, it will be unable to sell the property for an amount greater than the deferred costs, the property is written down for the impairment in value.

From time to time, the Company may acquire or dispose of a mineral property interest pursuant to the terms of an option agreement.  As such, options are exercisable entirely at the discretion of the optionee; the amounts payable or receivable are not recorded at the time of the agreement.  Option payments are recorded as property costs or recoveries when the payments are made or received.

Capitalized costs are depleted over the useful lives of the properties upon commencement of commercial production or written off if the properties are abandoned or the applicable mineral rights are allowed to lapse.

(g)

Joint interest

The Company recognizes expenditures incurred on joint interest properties and discloses their portion of interest in the property based on their expenditures and those incurred by the joint interest partner.

(h)

Amortization

Furniture and equipment are recorded at cost.  The Company amortizes the cost of these assets on a declining-balance basis at the rate of 20% per annum.

(i)

Asset retirement obligations (“ARO”)

The Company recognizes an estimate of the liabilities associated with an ARO in the financial statements at the time the liability is incurred. The estimated fair value of the ARO is recorded as a long-term liability, with a corresponding increase in the carrying amount of the related asset. The capitalized amount is depleted on a straight-line basis over the estimated life of the asset. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to earnings in the period. The ARO can also increase or decrease due to changes in the estimates of timing of cash flows or changes in the original estimated undiscounted cost. Actual costs incurred upon settlement of the ARO are charged against the ARO to the extent of the liability recorded. At present, the Company has no material AROs to record in the financial statements.

See notes to financial statements.

KOKOMO ENTERPRISES INC.

(formerly Zab Resources Inc.)

 (An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2008 and 2007

(Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(j)

Income taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis, and losses carried forward. Future tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in operations in the period in which the change is enacted or substantially assured. The amount of future income tax assets is limited to the amount of the benefit that is more likely than not to be realized.

(k)

Revenue recognition

Until May 2006, the Company earned revenues from customers of Las Vegas from Home.com Entertainment Inc. (“Las Vegas”), a company related by certain common officers and directors, in accordance with an agreement, which entitled the Company to 40% of revenues that were generated by Las Vegas from certain online games.  The Company recognized these revenues as they were reported and received by Las Vegas.

Interest income is recorded as earned at the stated rate of interest of the term deposit over the term to maturity.

(l)

Stock-based compensation

The Company accounts for stock-based compensation using a fair value based method with respect to all stock-based payments measured and recognized, to directors, employees and non-employees.  For directors and employees, the fair value of the option is measured at the date of grant.  For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is complete or the date the performance commitment is reached, or the date at which the equity instruments are granted if they are fully vested and non-forfeitable.  For directors, employees and non-employees, the fair value of the options is accrued and charged either to operations or mineral property interests, with the offset credit to contributed surplus, over the vesting period.  If and when the stock options are exercised, the applicable amounts from contributed surplus are transferred to capital stock.

See notes to financial statements.

KOKOMO ENTERPRISES INC.

(formerly Zab Resources Inc.)

 (An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2008 and 2007

(Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(m)

Earnings (loss) per share

Basic earnings (loss) per share is calculated using the weighted average number of common shares outstanding during the year.  The Company uses the treasury stock method for calculating diluted earnings (loss) per share.  Under this method the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments.  It assumes that the proceeds would be used to purchase common shares at the average market price during the period. However, the calculation of diluted loss per share excludes the effects of various conversions and exercise of options and warrants that would be anti-dilutive.

Shares held in escrow, other than where their release is subject to the passage of time, have not been included in the calculation of the weighted average number of common shares outstanding.

(n)

Flow-through common shares

The Company may from time to time issue flow-through common shares to finance its resource exploration activities. Canadian income tax law permits a company to renounce to the flow-through shareholder the income tax attributes of resource exploration costs financed by such shares. The tax impact to the Company of the renouncement is recorded on the date the renunciation is filed with taxation authorities, through a decrease in capital stock and the recognition of a future income tax liability as disclosed in note 11.

(o)

Foreign currency translation

The functional currency of the Company is the Canadian dollar.  Amounts recorded in foreign currency are translated into Canadian dollars as follows:

(i)

Monetary assets and liabilities, at the rate of exchange in effect as at the balance sheet date;

(ii)

Non-monetary assets and liabilities, at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities; and

(iii)

Revenues and expenses (excluding amortization, which is translated at the same rate as the related asset), at the rate of exchange on the transaction date.

Gains and losses arising from this translation of foreign currency are included in the determination of net income (loss) for the year.

See notes to financial statements.

KOKOMO ENTERPRISES INC.

(formerly Zab Resources Inc.)

 (An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2008 and 2007

(Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(p)

Future accounting changes

(i)

Goodwill and intangible assets

In February 2008, the CICA issued Handbook Section 3064, “Goodwill and Intangible Assets”, replacing Section 3062, “Goodwill and Other Intangible Assets”, and Section 3450, “Research and Development Costs”. This section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The new section is effective for years beginning on or after January 1, 2009. The Company is in the process of assessing the impact of this new section on its financial statements.

(ii)

International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.  In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

(iii)

EIC-173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

In January 2009 the Emerging Issues Committee (“EIC”) of the CICA issued EIC-173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”, which clarifies that an entity's own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and liabilities, including derivative instruments. EIC-173 is to be applied retrospectively without restatement of prior periods in interim and annual financial statements for periods ending on or after the date of issuance of EIC- 173. The Company will adopt this recommendation in its fair value determinations effective January 1, 2009 and is currently assessing the impact of this change on its financial statements.

See notes to financial statements.

KOKOMO ENTERPRISES INC.

(formerly Zab Resources Inc.)

 (An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2008 and 2007

(Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(p)

Future accounting changes (Continued)

(iv)

EIC-174, Mining Exploration Costs

In March 2009 the EIC issued EIC-174, “Mining Exploration Costs”, which provides guidance on capitalization of exploration costs related to mining properties. It also provides guidance for development and exploration stage entities that cannot estimate future cash flows from its properties in assessing whether impairment in such properties is required. EIC-174 also provides additional discussion on recognition for  long lived assets. EIC-174 is to be applied in interim and annual financial statements for periods ending on or after the date of issuance of EIC-174. The Company will adopt this recommendation in its fair value determinations effective January 1, 2009 and is currently assessing the impact of this change on its financial statements.

4.

FINANCIAL INSTRUMENTS

The Company has designated its cash and cash equivalents as held-for-trading; amounts receivable as loans and receivables; marketable securities as available-for-sale; accounts payable and accrued liabilities, as other liabilities.

Prior to the adoption of CICA Handbook Section 3855, the Company disclosed the fair value of its financial instruments. The carrying values of cash and cash equivalents,amounts receivable, amounts receivable from and payable to related parties, and accounts payable and accrued liabilities approximated their fair values due to the relatively short periods to maturity of those financial instruments.

The Company’s risk exposure and the impact on the Company’s financial instruments are summarized below:

(a)

Credit risk

The Company manages credit risk, in respect of cash and cash equivalents, by purchasing highly liquid, short-term investment grade securities held at a major Canadian financial institution in accordance with the Company’s investment policy. In regards to amounts receivable, the Company is not exposed to significant credit risk as they are due from governmental agencies.

The Company’s concentration of credit risk and maximum exposure thereto is as follows relating to funds held in Canada:

	2008	2007

Bank accounts	$3,357	$4,961
Term deposits	0	13,500

	$3,357	$18,461

The credit risk associated with cash and cash equivalents is minimized substantially by ensuring that these financial assets are placed with major financial institutions with strong investment grade ratings by a primary ratings agency. The Company has no asset backed securities.

See notes to financial statements.

KOKOMO ENTERPRISES INC.

(formerly Zab Resources Inc.)

 (An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2008 and 2007

(Canadian Dollars)

4.

FINANCIAL INSTRUMENTS (Continued)

(b)

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in obtaining funds to meet commitments. The Company’s approach to managing liquidity risk is to provide reasonable assurance that it will have sufficient funds to meet liabilities when due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities. At December 31, 2008, the Company had accounts payable and accrued liabilities of $72,186 (2007 - $287,683). The Company does not have sufficient cash and cash equivalents as at December 31, 2008 in order to meet short-term business requirements. Management is currently relying on equity, third-party and related party financing to manage its liquidity and settlement of liabilities. There is no assurance that management’s strategy will be successful.

(c)

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: interest rate risk, foreign currency risk and other price risk. The Company is not exposed to foreign currency risk.

(i)

Interest rate risk

The Company’s cash and cash equivalents consists of cash held in bank accounts and guaranteed investment certificates that earn interest at variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on estimated fair values as of December 31, 2008. Future cash flows from interest income on cash and cash equivalents will be affected by interest rate fluctuations. The Company manages interest rate risk by maintaining an investment policy that focuses primarily on preservation of capital and liquidity. The Company’s sensitivity analysis suggests that a 1% change in interest rates would not have a material effect on interest income.

(ii)

Commodity price risk

The price of the common shares in the capital of the Company ("Common Shares"), its financial results, exploration and development activities have been, or may in the future be, adversely affected by declines in the price of zinc, gold and/or other metals. The Company's revenues, if any, are expected to be in large part derived from mining and sale of precious and base metals or interests related thereto. The effect of these factors on the price of precious and base metals, and therefore the economic viability of any of the Company's exploration projects, cannot accurately be predicted.

See notes to financial statements.

KOKOMO ENTERPRISES INC.

(formerly Zab Resources Inc.)

 (An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2008 and 2007

(Canadian Dollars)

5.

TERM DEPOSITS

The following term deposits were held by the Company:

Interest rate	Maturity Date	Face Value

Included as reclamation deposits at December 31, 2007
2.86%	March 17, 2008	$3,000
2.20%	May 5, 2008	7,000

		$10,000
Included as cash and cash equivalents at December 31, 2007
2.60%	January 24, 2008	$2,000
Prime – 2.01%	November 17, 2008	11,500

		$13,500

Included as reclamation deposits at December 31, 2008
2.85%	March 19, 2009	$3,000
1.80%	May 4, 2009	7,000

		$10,000

6.

MARKETABLE SECURITIES

The following marketable securities were held by the Company:

	2008	2007

Marketable securities (cost - $4,500; 2007 - $2,483,115)	$3,250	$983,321

During 2008, the Company sold 7,564,000 shares of Las Vegas, a publicly traded related party for total proceeds of $431,371, which had a total acquisition cost of $2,483,113. Of the realized loss on disposition, $1,058,892 has been reflected in 2006 and the remainder has been reflected in 2008.

The Company owns 6 shares or 0.0% of the total outstanding shares in the capital of Las Vegas, as of December 31, 2008 (2007 – 7,564,006 shares or 7.4%). Of these shares, 6,670,000  were acquired through the sale of the three card games software (note 9 (d)).

During 2006, the Company owned 2,500,000 shares of Colt Resources Inc. (formerly Colt Capital Corp.) (“Colt”), which represented 9.3% of the then total issued and outstanding shares of that company. Colt is related to the Company by certain common officers and directors.  During 2007, the Company sold all its Colt shares for a net gain of $99,011.

Pursuant to a Property Purchase Agreement dated July 31, 2008 with an arm’s length third party  in respect to the sale of the Company’s Lithium Properties (Mineral Leases) located in Ontario, as part of the consideration, the arm’s length party has issued to the Company 25,000 fully paid non-assessable common shares of Coniagas Resources Ltd., a publicly listed company (Notes 7 and 15).

See notes to financial statements.

KOKOMO ENTERPRISES INC.

(formerly Zab Resources Inc.)

 (An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2008 and 2007

(Canadian Dollars)

7.

MINERAL PROPERTY INTERESTS

	Extra High Property	Hope Creek Property	Blunt Mountain Property	Total

Balance, December 31, 2006	$312,412	$0	$6,108	$318,520

Acquisition costs	60,000	0	0	60,000
Geological, geochemical, trenching and drilling	134,727	0	9,320	144,047

Total expenditures	194,727	0	9,320	204,047

Property option payments	(128,770)	0	0	(128,770)

Write-offs	0	0	(15,428)	(15,428)

Balance, December 31, 2007	378,369	0	0	378,369

Acquisition costs	0	1,500	0	1,500
Geological, geochemical, trenching and drilling	21,514	68,654	0	90,168

Total expenditures	21,514	70,154	0	91,668

Property option payments	(250,000)	0	0	(250,000)

Mineral exploration tax credit	0	(7,178)	0	(7,178)

Balance, December 31, 2008	$149,883	$62,976	$0	$212,859

Extra High Property

On March 26, 2004, the Company entered into an Option Agreement with an arm’s length party (the “Arm’s Length Party”) in respect to certain mineral claims, which are situated in the Kamloops Mining Division in British Columbia (the “Extra High Property”).  Pursuant to the terms of the Option Agreement as amended on March 8, 2005, the Company obtained the right to acquire a 100% undivided interest in the Extra High Property, subject to a 1.5% net smelter returns royalty (the “Arm’s Length Royalty”), by making staged cash payments totalling $150,000 and incurring exploration expenditures on the Extra High Property totalling $500,000 over a period of three years.  Upon the Company earning a 100% undivided interest in the Extra High Property, the Company obtained the right to purchase at any time 50% of the Arm’s Length Royalty by paying to the Arm’s Length Party the sum of $500,000 leaving the Arm’s Length Party with a 0.75% net smelter return (“NSR”) royalty.

On September 8, 2006, the Company entered into an Option Agreement with Colt Resources Inc. (“Colt”), a company related by common directors and officers, whereby Colt obtained the right to acquire a 50% undivided interest, subject to the Arm’s Length Royalty, in the Extra High Property by incurring exploration expenditures of $240,000 on the Extra High Property by no later than February 28, 2007 and by making cash payments to the Company totaling $133,770 by no later than March 26, 2007.

See notes to financial statements.

KOKOMO ENTERPRISES INC.

(formerly Zab Resources Inc.)

 (An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2008 and 2007

(Canadian Dollars)

7.

MINERAL PROPERTY INTERESTS (Continued)

Extra High Property (Continued)

On September 12, 2006, the Company and the Arm’s Length Party amended the Option Agreement by entering into an Amending Agreement whereby the Company was granted an extension period until June 26, 2007 to make the balance of cash payments to the Arm’s Length Party and incur the remaining exploration expenditures on the Extra High Property.

On October 31, 2006, the Company and Colt entered into an Amending Agreement whereby Colt was granted an extension period until June 26, 2007 to incur exploration expenditures on the Extra High Property and to make the cash payments to the Company.

Upon Colt earning its 50% undivided interest in the Extra High Property, the Company and Colt would thereafter equally contribute to all future exploration costs.  If any party would fail to contribute its share of future exploration costs, then its respective interest would be diluted on a straight-line basis.  If any party’s interest would be diluted to less than a 10% interest, then that party’s interest in the Extra High Property would be converted into a 0.5% NSR royalty.

On April 16, 2007, the Company and the Arm’s Length Party amended the Option Agreement by entering into an Amending Agreement whereby the Company was released of the requirement to incur the remaining exploration expenditures but instead was required to make a cash payment of $60,000 (paid) to the Arm’s Length Party.

On June 14, 2007, the Company amended its Option Agreement with Colt whereby Colt would have the right to acquire a 34% interest in the Extra High Property by making cash payments to the Company totalling $193,770 (paid) by no later than June 26, 2007. The Amending Agreement released Colt of the requirement to incur $240,000 in exploration expenditures on the Extra High Property.

On June 26, 2007, the Company made its final payment to the Arm’s Length Party thereby earning a 100% undivided interest in the Extra High Property subject only to the Arm’s Length Royalty. Colt made its final payment to the Company and earned its 34% interest in the Extra High Property, thus reducing the Company’s interest to 66%.

At December 31, 2007, the Company held a 66% interest in the Extra High Property.

On January 21, 2008, the Company entered into an Option Agreement (the “2008 Option Agreement”) with Colt whereby Colt was granted the right and option to acquire, in two separate equal tranches, the Company’s 66% undivided interest in the Extra High Property.  Pursuant to the 2008 Option Agreement, Colt has exercised the first tranche of the option by making a cash payment of $250,000 to the Company and has acquired from the Company a 33% undivided interest in the Extra High Property.  As a result of exercising the first tranche of the option, Colt now holds a 67% undivided interest in the Extra High Property and has become the operator of the Extra High Property.  Furthermore, pursuant to the 2008 Option Agreement, Colt would be solely responsible for all exploration and property expenditures in respect of the Extra High Property, which are initiated and incurred by Colt from January 31, 2008 to December 31, 2008.

See notes to financial statements.

KOKOMO ENTERPRISES INC.

(formerly Zab Resources Inc.)

 (An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2008 and 2007

(Canadian Dollars)

7.

MINERAL PROPERTY INTERESTS (Continued)

Extra High Property (Continued)

In order to exercise the second tranche of the option, Colt was required to make a cash payment of $250,000 to the Company on or before December 31, 2008.  As of December 31, 2008, Colt did not exercise the second tranche of the option.  As a result Colt holds a 67% undivided interest in the Extra High Property and the Company holds a 33% undivided interest.  Pursuant to the Joint Venture which the Company and Colt have formed, each party shall henceforth contribute its proportionate share of property related expenditures.  If any party fails to contribute its share of future property related expenditures, then its interest will be diluted on a straight-line basis.  If any party’s interest is diluted to less than 10%, then that party’s interest in the Extra High Property will be converted into a 0.5% net smelter returns royalty.

At December 31, 2008 and April 29, 2009 the Company held a 33% interest in the Extra High Property.

Investment in the Extra High Property consists of costs incurred as follows:

	2008	2007	2006	Cumulative to 2008

Acquisition (property option payments)	$0	$60,000	$45,000	$150,000
Staking	0	0	0	3,639
Assessment and miscellaneous	0	0	4,303	10,311
Geological, geochemical, trenching and drilling	21,514	134,727	36,770	429,703
Colt property option payments	(250,000)	(128,770)	(65,000)	(443,770)

	$(288,486)	$65,957	$21,073	$149,883

Hope Creek Property

On October 24, 2008, the Company entered into an Option Agreement with two individuals, who are at arm’s length to the Company, in respect to certain mineral claims which are situated in the Lillooet Mining Division in British Columbia (the “Hope Creek Property”). Pursuant to the terms of the Option Agreement, the Company obtained the right to acquire a 100% undivided interest in the Hope Creek Property, subject to a 1% NSR royalty, by issuing 2,000 common shares, making staged cash payments totaling $90,000 over three years, incurring not less than $50,000 in exploration expenditures on the Hope Creek Property by December 31, 2008 and incurring additional optional exploration expenditures totaling $250,000 over a period of three years.  During the year ended December 31, 2008, the Company fulfilled its commitment and issued 2,000 common shares (note 8(b)) and incurred $68,654 in exploration expenditures by December 31, 2008. The $90,000 staged cash payments will be paid as follows: (i) $15,000 on or before December 31, 2009; (ii) $25,000 on or before December 31, 2010; and (iii) $50,000 on or before December 31, 2011.

See notes to financial statements.

KOKOMO ENTERPRISES INC.

(formerly Zab Resources Inc.)

 (An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2008 and 2007

(Canadian Dollars)

7.

MINERAL PROPERTY INTERESTS (Continued)

Hope Creek Property (Continued)

In 2008, the Company qualified for the Mineral Exploration Tax Credit in the amount of $7,178 for exploration expenses incurred on the Hope Creek Property. This amount has been credited against expenses incurred on this property.

	2008	2007	2006	Cumulative to 2008

Acquisition (property option payments)	$1,500	$0	$0	$1,500
Geological and geochemical	68,654	0	0	68,654
Mineral exploration tax credit	(7,178)	0	0	(7,178)

	$62,976	$0	$0	$62,976

Blunt Mountain Property

During 2006, the Company staked 22 mineral tenures located in the Omineca Mining Division of British Columbia (the “Blunt Mountain Property”). At December 31, 2007, the Company decided to abandon the property and has written it off.

	2008	2007	2006	Cumulative to 2008

Staking	$0	$0	$3,974	$3,974
Geological and geochemical	0	9,320	2,134	11,454
Abandonment of property	0	(15,428)	0	(15,428)

	$0	$(6,108)	$6,108	$0

See notes to financial statements.

KOKOMO ENTERPRISES INC.

(formerly Zab Resources Inc.)

 (An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2008 and 2007

(Canadian Dollars)

7.

MINERAL PROPERTY INTERESTS (Continued)

Ontario Lithium Properties (Mineral Leases)

During the year ended December 31, 2008, the Company sold all of its Ontario Lithium Properties (Mineral Leases) to an arm’s length party for gross proceeds of $54,500 consisting of $50,000 cash payment and marketable securities of $4,500 valued at the quoted market price at receipt.  Furthermore, the arm’s length party is obligated to pay to the Company one-half percent (1/2%) gross receipts royalty after six months from the date of commencement of commercial production from the Ontario Lithium Properties (Mineral Leases).  These properties were previously written-off at the end of fiscal year 2000.

Realization

The Company’s investment in and expenditures on the mineral property interest comprise a significant portion of the Company’s assets. Realization of the Company’s investment in the assets is dependent on establishing legal ownership of the property interest, on the attainment of successful commercial production or from the proceeds of its disposal. The recoverability of the amounts shown for the mineral property interest is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of the property interest, and upon future profitable production or proceeds from the disposition thereof.

Title and Environmental

Although the Company has taken steps to verify the title to mineral properties in which is has or had a right to acquire an interest in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee title (whether of the Company or of any underlying vendor(s) from whom the Company may be acquiring its interest).  Title to mineral properties may be subject to unregistered prior agreements or transfers, and may also be affected by undetected defects or the rights of indigenous peoples.

Environmental legislation is becoming increasingly stringent and costs and expenses of regulatory compliance are increasing.  The impact of new and future environmental legislation on the Company’s operations may cause additional expenses and restrictions.  If the restrictions adversely affect the scope of exploration and development on the mineral properties, the potential for production on the property may be diminished or negated.

See notes to financial statements.

KOKOMO ENTERPRISES INC.

(formerly Zab Resources Inc.)

 (An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2008 and 2007

(Canadian Dollars)

8.

CAPITAL STOCK

(a)

Authorized

Unlimited number of common and preferred shares without par value of which there are no preferred shares issued.

(b)

Issued

All common shares and per share amounts have been restated to give retroactive effect to the 25:1 share consolidation, which took effect on April 16, 2009 (note 1).

During 2008, the Company issued 2,000 common shares to an arm’s length party at a market value of $0.75 per common share for a total value of $1,500 in accordance with the Hope Creek Property Option Agreement (note 7).

During 2007, the Company entered into Private Placement Agreements to sell an aggregate of 120,000 units in the securities of the Company at a price of US $1.25 per unit for total proceeds to the Company of US $150,000 (Cdn $155,945). Each unit consisted of one common share and one non-transferable share purchase warrant, which entitled the holder to purchase one common share at a price of US $2.50 for a period of one year from the closing date. The Company paid finders’ fees to an arm’s length third party in the sum of US $15,000 (Cdn $15,320) in connection with these Private Placement Agreements.  As at December 31, 2008, all of the 120,000 share purchase warrants expired unexercised.

During 2007, the Company entered into Private Placement Flow-Through Financing Agreements with two directors, for the purchase of 48,000 flow-through share units in the securities of the Company at the purchase price of $1.25 per unit for total proceeds to the Company of $60,000. Each unit consisted of common shares (the “flow-through shares”) of the Company that will be a “flow-through share” pursuant to the provisions of the Income Tax Act (Canada) (the “ITA”) and one non-transferable common share purchase warrant, which entitled the holder to purchase one common share  at a price of $1.25 per flow-through warrant share until December 31, 2008. As at December 31, 2008, all 48,000 share purchase warrants expired unexercised.

The Company’s Board of Directors resolved effective as of July 1, 2005, to remunerate two independent directors for an aggregate monthly amount of $2,501 plus GST.  Effective June 30, 2007, the Company and the two directors agreed to terminate the aforementioned arrangement. As of June 30, 2007, an aggregate amount of $37,166 in directors’ fees remained payable to the two directors (the “Debt”).  The two directors and the Company entered into respective Share for Debt Settlement Agreements on July 12, 2007 and the Company issued an aggregate of 29,733 common shares at the fair market value price of $1.25 per share as full and final settlement of the Debt.

See notes to financial statements.

KOKOMO ENTERPRISES INC.

(formerly Zab Resources Inc.)

 (An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2008 and 2007

(Canadian Dollars)

8.

CAPITAL STOCK (Continued)

(b)

Issued (Continued)

During 2006, the Company issued 48,000 flow-through share units in the securities of the Company to two individuals, one of which is a director of the Company, at the price of $1.25 per unit for total proceeds to the Company of $60,000.  Each unit consisted of one flow-through share and one flow-through common share purchase warrant, which entitled the holder to purchase one common share at a price of  $1.25 per share until December 31, 2007.  During 2007, 16,000 of the flow-through share warrants were exercised at $1.25 per flow-through share for total proceeds to the Company of $20,000 and the remaining unexercised balance of 32,000 flow-through share warrants expired.

(c)

Warrants

	Number of Warrants	Weighted Average Exercise Price

Balance, December 31, 2006	48,000	$1.25
Issued	168,000	$1.25 and US 2.50
Exercised	(16,000)	$1.25
Expired	(32,000)	$1.25

Balance, December 31, 2007	168,000	$1.25 – US 2.50
Expired	(168,000)	$1.25 – US 2.50

Balance, December 31, 2008	0	$0.00

At December 31, 2008 and 2007, the following warrants were outstanding and exercisable.

		Exercise	Number of Warrants
Expiry Date		Price	2008	2007

October 8, 2008	$	US 2.50	0	96,000
December 20, 2008	$	US 2.50	0	24,000
December 31, 2008		$1.25	0	48,000

Balance, end of year		$1.25 and US 2.50	0	168,000

See notes to financial statements.

KOKOMO ENTERPRISES INC.

(formerly Zab Resources Inc.)

 (An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2008 and 2007

(Canadian Dollars)

8.

CAPITAL STOCK (Continued)

(d)

Stock options

The Company’s 2004 Stock Option Plan, which has replaced the Company’s 2002 and 2003 Stock Option Plans, provides that the Board of Directors of the Company may grant to directors, officers, employees and consultants of the Company up to 20% of the issued and outstanding common shares of the Company calculated from time to time on a rolling basis.  The terms of the options are determined at the date of grant.

	Number of Options	Weighted Average Exercise Price

Balance, December 31, 2005 and 2006	0	N/A
Granted	178,242	$1.25

Balance, December 31, 2007 and 2008	178,242	$1.25

The weighted average remaining contractual life is 2.5 years.

At December 31, 2008 and 2007, all stock options outstanding were exercisable.  All options vested immediately upon granting.

	Exercise	Number of Options
Expiry Date	Price	2008	2007

June 15, 2011	$1.25	178,242	178,242

The Company applies the fair value method using the Black-Scholes option pricing model in accounting for its stock options granted.  Accordingly, compensation of $nil (2007 - $9,800; 2006 - $nil) was recognized as salaries and benefits, and $nil (2007 - $208,547; 2006 - $nil) was recognized as directors’ fees and compensation in 2008.

The fair value of each option grant was calculated using the following weighted average assumptions:

	2008	2007	2006

Expected life (years)	N/A	4	N/A
Interest rate	N/A	4.65%	N/A
Volatility	N/A	122.31%	N/A
Dividend yield	N/A	0.00%	N/A
Fair value at grant date	N/A	$1.25	N/A

See notes to financial statements.

KOKOMO ENTERPRISES INC.

(formerly Zab Resources Inc.)

 (An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2008 and 2007

(Canadian Dollars)

8.

CAPITAL STOCK (Continued)

(e)

Diluted earnings (loss) per share

The following is the reconciliation between the weighted average number of common shares and number of shares used for diluted earnings (loss) per share (note 3(m)):

	2008	2007	2006

Weighted average number of common shares outstanding – Basic	1,093,301	927,406	769,646
Pro-rated dilutive warrants	N/A	N/A	880
Pro-rated dilutive options	N/A	N/A	N/A

Weighted average number of common shares outstanding - Diluted	1,093,301	927,406	770,526

9.

RELATED PARTY TRANSACTIONS

All of the following transactions and balances are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

The amounts due from/to related parties are unsecured and payable on demand without interest.

The Company shares office space and certain employees with Las Vegas.

	2008	2007

Receivable from related party
Joint venture expenses	$0	71,722

Payable to related parties
Geological services to a company owned by a director	$29,647	$24,310
Office and other expenses charged by Las Vegas	1,260	1,776
Rent charged by Las Vegas	315	318
Other expenses paid for by Colt	205	1,325

	$31,427	$27,729

Related party transactions during the year:

(a)

Geological services of $68,444 (2007 - $33,797; 2006 - $33,750) were provided by a company owned by a director.

(b)

Management fees of $360,000 (2007 - $360,000; 2006 - $360,000) were paid to a company related by common management and directors.

See notes to financial statements.

KOKOMO ENTERPRISES INC.

(formerly Zab Resources Inc.)

 (An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2008 and 2007

(Canadian Dollars)

9.

RELATED PARTY TRANSACTIONS (Continued)

(c)

The Company received gaming royalties of $nil (2007 - $nil; 2006 - $219,160) from Las Vegas from the Company’s investment in online gaming software.

(d)

On January 7, 2005, the Company acquired 1,250,000 units of Las Vegas at a price of $0.20 per unit.  Each Las Vegas unit consisted of one Las Vegas common share and one-half of one warrant.  One whole warrant was required to purchase one Las Vegas common share at $0.25 per common share expiring on January 7, 2007.  In January 2006, the Company exercised 600,000 of its half warrants. In January 2007, the remaining 650,000 half warrants expired. On November 4, 2002, the Company entered into a Licensing Agreement with Las Vegas for the joint development of certain gaming software consisting of three card games (the “three card games software”), as a result of which the three card games software was equally owned by the Company and Las Vegas.  On May 5, 2006, the Company sold its interest in the three card games software to Las Vegas for a consideration of 6,670,000 fully paid and non-assessable common shares of Las Vegas at a deemed price of $0.36 per share, as valued by an independent third party, for a total amount of $2,401,200. The 6,670,000 common shares of Las Vegas, which have been issued to the Company, were restricted from trading until May 1, 2007. During 2008, the Company sold 7,564,000 shares of Las Vegas for net proceeds of $431,371.

(e)

Directors’ fees of $nil (2007 - $15,006; 2006 - $30,012) were paid to two directors.

(f)

During 2007, the Company entered into debt settlement agreements with two directors in regards to directors’ fees payable (note 8(b)).

(g)

During 2006, the Company entered into a Private Placement Financing Agreement with Colt whereby the Company purchased 1,500,000 common shares in the capital of Colt at $0.01 per share for a total purchase price of $15,000.

(h)

During 2007, the Company sold all of shares in Colt for total gross proceeds to the Company of $125,000.

(i)

Paid to/from the Company

The Company charged Las Vegas for its share of:

(i)

payroll expenses of $nil (2007 - $nil; 2006 - $322,629); and

(ii)

other expenses of $3,950 (2007 - $4,061; 2006 - $nil);

See notes to financial statements.

KOKOMO ENTERPRISES INC.

(formerly Zab Resources Inc.)

 (An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2008 and 2007

(Canadian Dollars)

9.

RELATED PARTY TRANSACTIONS (Continued)

(j)

Paid to/from the Company (Continued)

Paid to related parties:

Las Vegas charged the Company for its share of:

(iii)

office expenses of $14,400 (2007 - $12,000; 2006 - $nil);

(iv)

rent of $3,600 (2007 - $4,000; 2006 - $6,000); and

(v)

other expenses of $2,563 (2007 - $504; 2006 - $244);

Colt charged the Company for its share of:

(vi)

other expenses of $255 (2007 - $1,250 + GST; 2006 - $nil);

Touchdown Capital Inc. (“TCI”) a company related by certain common officers and directors, was charged by the Company for its share of:

(vii)

other expenses of $2,195 (2007 - $nil, 2006 - $nil).

(k)

On September 8, 2006, the Company entered into an option agreement for the Extra High Property with Colt; this agreement was subsequently amended on October 31, 2006 and June 14, 2007. The terms of the agreement were completed in full on June 26, 2007 (note 7).

(l)

On January 21, 2008, the Company entered into an option agreement for the Extra High Property with Colt (the “2008 Option Agreement”) (note 7).  During 2008, in compliance with the 2008 Option Agreement, Colt made a $250,000 option payment to the Company.

See notes to financial statements.

KOKOMO ENTERPRISES INC.

(formerly Zab Resources Inc.)

 (An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2008 and 2007

(Canadian Dollars)

10.

CHANGES IN NON-CASH WORKING CAPITAL

	2008	2007	2006

Other receivables	$6,422	$(13,236)	$13,922
Receivable from related parties	71,722	(66,526)	55,902
Accounts payables and accrued liabilities	(284,085)	115,656	49,489
Payable to related parties	3,698	5,162	14,058

	$(202,243)	$41,056	$133,371

Supplemental information

Non-cash operating, financing and investing activities
Common shares issued for settlement of debt	$0	$37,166	$0
Common shares received for purchase of three card games software	$0	$0	$2,401,200
Mineral property costs included in accounts payable	$67,488	$136,076	$0
Mineral property costs included in mineral exploration tax credit receivable	$(7,178)	$0	$0
Common shares issued for mineral property interest (Hope Creek property)	$1,500	$0	$0
Shares received for sale of Ontario Lithium Properties (Mineral Leases)	$4,500	$0	$0

See notes to financial statements.

KOKOMO ENTERPRISES INC.

(formerly Zab Resources Inc.)

 (An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2008 and 2007

(Canadian Dollars)

11.

INCOME TAXES

The reconciliation of income tax computed at the statutory tax rates to income tax expense is as follows:

	2008	2007	2006

	31.00%	34.12%	34.12%
Income tax (benefit) expense computed at Canadian statutory rates	$(468,646)	$(238,542)	$314,465
Temporary tax differences
Accounting loss (gain) on marketable securities	306,624	(37,346)	383,419
Accounting gain and taxable gain on sale of the Company’s investment in software	0	0	(409,764)
Taxable capital gain on disposal of marketable securities	0	10,013	0
Oher temporary differences	0	6,517	1,937
Permanent tax differences
Stock-based compensation	0	74,500	0
Share issuance costs	(2,904)	(6,477)	(5,431)
Non-deductible meals	384	64	298
Change in timing differences	67,914	122,132	28,817
Effect of change in tax rate	(12,481)	4,336	0
Change in valuation allowance	109,109	41,843	(359,803)

Future income tax expense (recovery)	$0	$(22,960)	$(46,062)

See notes to financial statements.

KOKOMO ENTERPRISES INC.

(formerly Zab Resources Inc.)

 (An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2008 and 2007

(Canadian Dollars)

11.

INCOME TAXES (Continued)

Future income tax assets and liabilities are recognized for temporary differences between the carrying amounts of the balance sheet items and their corresponding tax values as well as for the benefit of losses available to be carried forward to future years for tax purposes that are likely to be realized.

Significant components of the Company’s future tax assets and liabilities, after applying the enacted corporate income tax rates:

	2008	2007

Future income tax assets	26%	28.7%
Excess of unused exploration expenditures for Canadian tax purposes over net book value of resource properties	$591,000	$648,000
Excess of tax basis over carrying value of marketable securities	0	300,000
Excess of undepreciated capital cost over net book value of fixed assets	169,000	187,000
Share issuance costs	1,000	3,000
Net tax losses carried forward	659,000	418,000

Future income tax assets	1,420,000	1,556,000
Valuation allowance for future income tax assets	(1,420,000)	(1,556,000)

Future income tax assets, net	$0	$0

The valuation allowance reflects the Company’s estimate that the tax assets more likely than not will not be realized and, consequently, have not been recorded in these financial statements.

During 2008, the Company did not renounce any exploration expenditures under its flow-through share program.

In December 2007, the Company renounced $80,000 of exploration expenditures under its flow-through share program, resulting in a future tax liability of $22,960, which is deducted from capital stock. The Company subsequently reduced the future income tax liability by recognizing previously unrecorded future income tax assets equal to the amount of the future tax liability, which resulted in a future income tax recovery of $22,960.

In December 2006, the Company renounced $135,000 of exploration expenditures under its flow-through share program, resulting in a future tax liability of $46,062, which is deducted from capital stock. The Company subsequently reduced the future income tax liability by recognizing previously unrecorded future income tax assets equal to the amount of the future tax liability, which resulted in a future income tax recovery of $46,062.

Funds raised through the issuance of flow-through shares are required to be expended on qualified Canadian mineral exploration expenditures, as defined pursuant to Canadian income tax legislation.  The flow-through gross proceeds less the qualified expenditures made to date represent the funds received from flow-through share issuances that have not been spent and are held by the Company for such expenditures.  As at December 31, 2008, the amount of flow-through proceeds remaining to be expended is $nil (2007 - $66,242).

See notes to financial statements.

KOKOMO ENTERPRISES INC.

(formerly Zab Resources Inc.)

 (An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2008 and 2007

(Canadian Dollars)

11.

INCOME TAXES (Continued)

The Company has available approximate non-capital losses of $1,636,000, which may be carried forward to apply against future income for Canadian tax purposes.  The losses expire as follows:

2009	$439,000
2010	105,000
2027	561,000
2028	531,000

$1,636,000

The Company has available approximate net capital loss of $900,000 that may be carried forward indefinitely.

The Company has available approximate resource-related deductions of $2,490,000 that may be carried forward indefinitely.

12.

DIFFERENCES BETWEEN CANADIAN AND US GAAP AND PRACTICES

(a)

The financial statements have been prepared in accordance with accounting principles and practices generally accepted in Canada ("Canadian GAAP"), which differ in certain respects from those principles and practices that the Company would have followed had its financial statements been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Under US GAAP, the accounting treatment would differ as follows:

(i)

Under Canadian GAAP, acquisition costs and exploration expenditures related to mineral properties are capitalized. Under US GAAP, exploration costs incurred in locating areas of potential mineralization are expensed as incurred. Commercial feasibility is established in compliance with the Securities and Exchange Commission Industry Guide 7, which consists of identifying that part of a mineral deposit that could be economically and legally extracted or produced at the time of the reserve determination. After an area of interest has been assessed as commercially feasible, expenditures specific to the area of interest for further development are capitalized. In deciding when an area of interest is likely to be commercially feasible, management may consider, among other factors, the results of pre-feasibility studies, detailed analysis of drilling results, the supply and cost of required labour and equipment, and whether necessary mining and environmental permits can be obtained.

See notes to financial statements.

KOKOMO ENTERPRISES INC.

(formerly Zab Resources Inc.)

 (An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2008 and 2007

(Canadian Dollars)

12.

DIFFERENCES BETWEEN CANADIAN AND US GAAP AND PRACTICES (Continued)

(a)

(Continued)

(i)

(Continued)

At December 31, 2007, and pursuant to its agreements with Colt, the Company has received acquisition payments on the Extra High Property in excess of the acquisition costs paid for the Extra High Property, resulting in a gain of $128,770 under US GAAP.

At December 31, 2008, and pursuant to its agreements with Colt, the Company has received acquisition payments on the Extra High Property in excess of the acquisition costs paid for the Extra High Property, resulting in a gain of $250,000 under US GAAP.

(ii)

Under US GAAP, future income taxes related to flow-through shares for renunciation of qualified resource expenditures are included in the future tax provision. Under Canadian GAAP, these costs are treated as a cost of issuing those securities.

(iii)

For Canadian GAAP purposes, the Company adopted CICA Handbook Section 3855, “Financial Instruments – Recognition and Measurement”, and Section 1530, “Comprehensive Income”, effective January 1, 2007. The transitional provisions require re-measurement of its assets and liabilities classified as available-for-sale with an adjustment to other comprehensive income at the beginning of the fiscal year. Amounts previously recognized in income due to a write-down to record the investment at the lower of cost or market do not get reclassified out of deficit and into other comprehensive income, resulting in a temporary difference with US GAAP. This difference will be eliminated once these securities are sold.

(b)

Recent US accounting pronouncements

(i)

In December 2007, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 141(R), “Business Combinations” (“SFAS 141(R)”), which replaces SFAS 141. SFAS 141(R) requires assets and liabilities acquired in a business combination, contingent consideration and certain acquired contingencies to be measured at their fair values as of the date of acquisition. SFAS 141(R) also requires that acquisition-related costs and restructuring costs be recognized separately from the business combination. SFAS 141(R) is effective for fiscal years beginning after December 15, 2008 and will be effective for business combinations entered into after January 1, 2009.

(ii)

In December 2007, the FASB issued SFAS No. 160, “Non-Controlling Interests in Consolidated Financial Statements”, an Amendment of ARB No. 51 (“SFAS 160”). SFAS 160 clarifies the accounting for non-controlling interests and establishes accounting and reporting standards for the non-controlling interest in a subsidiary, including classification as a component of equity. SFAS 160 is effective for fiscal years beginning after December 15, 2008. The Company does not currently have any minority interests.

See notes to financial statements.

KOKOMO ENTERPRISES INC.

(formerly Zab Resources Inc.)

 (An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2008 and 2007

(Canadian Dollars)

12.

DIFFERENCES BETWEEN CANADIAN AND US GAAP AND PRACTICES (Continued)

(b)

Recent US accounting pronouncements

(iii)

(Continued)

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities” (“SFAS 161”).  The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance and cash flows.  It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged.  SFAS 161 is not expected to have a material impact on the Company’s financial statements, beyond its current disclosure.

(iv)

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (“SFAS 162”).  The new standard is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with US GAAP for non-governmental entities.  SFAS 162 is not expected to have a material impact on the Company’s financial statements, beyond its current disclosure.

(v)

In May 2008, the FASB issued SFAS No. 163, “Accounting for Financial Guarantee Insurance Contracts” (“SFAS 163”).  The new standard clarifies how SFAS No. 60, “Accounting and Reporting by Insurance Enterprises”, applies to financial guarantee insurance contracts issued by insurance enterprises, including the recognition and measurement of premium revenue and claim liabilities.  It also requires expanded disclosures about financial guarantee insurance contracts.  The statement is effective for financial statements issued for fiscal years beginning after December 15, 2008, and all interim periods within those fiscal years, except for disclosures about the insurance enterprise’s risk-management activities.  Disclosures about the insurance enterprise’s risk-management activities are effective the first period beginning after issuance of the statement.  SFAS 163 is not expected to have a material impact on the Company’s financial statements.

(vi)

In April 2008, the FASB issued SFAS No. 142-3 (“SFAS 142-3”) to amend the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, “Goodwill and Other Intangible Assets”. The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset under Statement 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS No. 141 (revised 2007), “Business Combinations”, and other US GAAP.  SFAS 142-3 is not expected to have a material impact on the Company’s financial statements.

(vii)

In June 2008, the FASB issued SFAS EITF 03-6-1, which addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting and, therefore, need to be included in the earnings allocation in computing earnings per share under the two-class method described in paragraphs 60 and 61 of SFAS No. 128, “Earnings per Share”. EITF 03-6-1 is not expected to have a material impact on the Company’s financial statements.

See notes to financial statements.

KOKOMO ENTERPRISES INC.

(formerly Zab Resources Inc.)

 (An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2008 and 2007

(Canadian Dollars)

12.

DIFFERENCES BETWEEN CANADIAN AND US GAAP AND PRACTICES (Continued)

(c)

Reconciliation to US GAAP

	2008	2007

Total Assets for Canadian GAAP	$244,894	$1,476,545
Write-off of mineral properties under US GAAP	(212,859)	(378,369)

Total Assets for US GAAP	$32,035	$1,098,176
	2008	2007

Total Liabilities for Canadian GAAP and US GAAP	$103,613	$315,412

Total Equity for Canadian GAAP	141,281	1,161,133
Adjustment decreasing total equity
Change in mineral property	(212,859)	(378,369)

Total Equity (Deficit) for US GAAP	(71,578)	782,764

Total Liabilities and Equity for US GAAP	$32,035	$1,098,176

	2008	2007	2006

Net Income (Loss) for Canadian GAAP	$ (1,511,761)	$ (676,166)	$ 967,706
Adjustments increasing net income (loss)
Gain from mineral property option payments	250,000	128,770	0
US GAAP adjustment for mineral expenditures	(84,490)	(213,619)	(47,181)
Adjustment of losses (gains) reported in prior years’ US income and in current year Canadian income	0	0	837,517
Future income tax recovery	0	(22,960)	(46,062)

Net Income (Loss) for US GAAP	$(1,346,251)	$(783,975)	$1,711,980

See notes to financial statements.

KOKOMO ENTERPRISES INC.

(formerly Zab Resources Inc.)

 (An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2008 and 2007

(Canadian Dollars)

12.

DIFFERENCES BETWEEN CANADIAN AND US GAAP AND PRACTICES (Continued)

(c)

Reconciliation to US GAAP (Continued)

		2008		2007	2006

Earnings (loss) per common share
Canadian GAAP - Basic		$(1.38)		$(0.73)	$1.25
US GAAP - Basic		$(1.23)		$(0.85)	$2.22
Canadian GAAP - Diluted	$	N/A	$	N/A	$1.25
US GAAP - Diluted	$	N/A	$	N/A	$0.50

	2008	2007	2006

Stockholders’ Equity
Total Common Shares and Additional Paid-in Capital for Canadian GAAP	$ 23,006,115	$ 23,004,615	$ 22,769,784
Cumulative adjustment for stock-based compensation	432,197	432,197	213,850
Cumulative adjustment for future income tax recovery	126,014	126,014	103,054

Total Common Shares and Additional Paid-in Capital for US GAAP	23,564,326	23,562,826	23,086,688

Total Contributed Surplus for Canadian GAAP	432,197	432,197	213,850
Cumulative adjustment for stock-based compensation	(432,197)	(432,197)	(213,850)

Total Contributed Surplus for US GAAP	0	0	0

Total Other Comprehensive Income for Canadian GAAP	(1,251)	(491,660)	0
Cumulative adjustment for comprehensive income (loss)	0	0	(1,117,050)

Total Other Comprehensive Loss for US GAAP	(1,251)	(491,660)	(1,117,050)

Total Deficit for Canadian GAAP	(23,295,780)	(21,784,019)	(21,107,853)
Cumulative adjustment for US GAAP	(338,873)	(504,383)	720,476

Total Deficit for US GAAP	(23,634,653)	(22,288,402)	(20,387,377)

Total Stockholders’ Equity (Deficit) - US GAAP	$ (71,578)	$ 782,764	$ 1,582,261

Under Canadian GAAP, stock-based compensation is credited to contributed surplus and transferred to capital stock once the option is exercised.  Under US GAAP, stock-based compensation is credited directly to additional paid-in capital and transferred to capital stock once the option is exercised.

See notes to financial statements.

KOKOMO ENTERPRISES INC.

(formerly Zab Resources Inc.)

 (An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2008 and 2007

(Canadian Dollars)

12.

DIFFERENCES BETWEEN CANADIAN AND US GAAP AND PRACTICES (Continued)

(d)

Reconciliation of the statements of cash flows in accordance with Canadian GAAP and US GAAP for the years ended December 31:

	2008	2007	2006

Cash provided by (used in) operating activities for Canadian GAAP	$(724,895)	$(530,078)	$(216,770)
US GAAP adjustment for mineral expenditures	(82,990)	(134,727)	(2,037)

Cash (provided by) used in operating activities for US GAAP	$(807,885)	$(664,805)	$(218,807)

Cash used in investing activities for Canadian GAAP	$709,791	$270,700	$(35,978)
US GAAP adjustment for mineral expenditures	82,990	134,727	2,037

Cash provided by (used in) investing activities for US GAAP	$792,781	$405,427	$(33,941)

13.

COMMITMENT

The Company has a management services agreement with Kalpakian Bros. of B.C. Ltd., a private company owned by two directors of the Company.  The remuneration for the services provided is $30,000 plus GST per month.  The agreement was renewed in October 2008 and is renewable on an annual basis.

14.

CAPITAL DISCLOSURES

The Company’s capital consists of shareholders’ equity.

The Company’s objective when managing capital is to maintain adequate levels of funding to support the acquisition, exploration, and if warranted, the development of mineral properties and maintain the necessary corporate and administrative functions to facilitate these activities.  This is done primarily through equity financing.  Future financings are dependent on market conditions and there can be no assurance the Company will be able to raise funds in the future.  All equity financings require the approval of the Board of Directors.

The Company invests all capital that is surplus to its immediate operational needs in short-term, highly liquid financial instruments, such as short-term guaranteed investment certificates, held with a major Canadian financial institution.  There were no changes to the Company’s approach to capital management during the year.  The Company is not subject to externally imposed capital requirements.

The Company’s risk management procedures and policies are detailed in note 4.

See notes to financial statements.

KOKOMO ENTERPRISES INC.

(formerly Zab Resources Inc.)

 (An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2008 and 2007

(Canadian Dollars)

15.

SUBSEQUENT EVENTS

Subsequent to December 31, 2008, the Company sold all of the 25,000 common shares of Coniagas Resources Limited, a publicly listed company, and received the net proceeds of $2,400.

As a result of the Company being invited by the Department of Natural Resources of the Province of Nova Scotia, Canada (“DNR”) to participate in a tender for a Special License in respect to the exploration of salt and potash on certain claims located in the Province of Nova Scotia, Canada, the Company has participated in the tender and has submitted to the DNR a deposit in the amount of $25,000 which represents 10% of the first year’s work program that the Company has proposed to conduct on the subject claims.  The deposit in the amount of $25,000 is refundable to the Company in the event that the Special License is not granted to the Company by the DNR.

Pursuant to a Loan Agreement between the Company and Mountain Capital Inc. (“MCI”), the Company has borrowed $30,000 from MCI (the “Loan”).  The Loan together with interest, at a fixed rate of 10% per annum calculated annually and not in advance, is repayable to MCI on or before June 1, 2009.

See notes to financial statements.